Exhibit 99.2

Background and Review Process in Connection with the Approval of the 2012 CEO Bonus

In the Company’s shareholders’ general meeting in May 2013, a performance bonus1 for the year 2012 for the CEO (the “2012 CEO bonus”) was put to a shareholder vote. 85% of the total participating votes were in favor of the 2012 CEO bonus, with 40% of the non-controlling and disinterested shareholders voting in favor. Due to the requirement under the Companies Law for the approval of such bonus by a special non-controlling and disinterested majority of the shares voted at the meeting in addition to the approval by a regular majority of the shareholders, the proposed 2012 CEO bonus was not approved by the shareholders. As a result, the 2012 CEO bonus could only be granted pursuant to the Company's Law if both the Company’s Compensation Committee and Board of Directors will determine that based on detailed reasoning and after having re-examined the compensation policy, the approval of such bonus, despite the objection of the majority of the minority Company's shareholders, is for the benefit of the Company.

In the third quarter of 2013, the Company convened a shareholders' meeting to approve the compensation policy for its directors and officers in accordance with the requirements of the Israeli Companies Law (including Amendment No. 20 to the Companies Law ("Amendment 20") which came into effect at the end of 2012)2. At the meeting, the shareholders voted on the Company's new compensation policy as well as certain amendments to the CEO's employment agreement, which included a base salary adjustment and a performance bonus formula for 2013 and going forward, as well as an options grant to the CEO. These items all passed with the required affirmative vote by the majority of the non-controlling and disinterested shareholders. 90% of the total participating votes were in favor of the proposals and 60% of the non-controlling and disinterested shareholders voted in favor.

Following the above approvals by the shareholders, the Company’s Compensation Committee and Board of Directors convened in order to re-examine the grant of the 2012 CEO bonus. This 2012 CEO bonus had been previously approved by both the Compensation Committee and Board of Directors after taking into account certain “Compensation Parameters” as described in the Company’s Proxy #2. The Compensation Committee and the Board of Directors reconvened to assess whether approving the 2012 CEO bonus, after the shareholders' rejection in May 2013, would be prejudicial to the welfare of the Company and, if not, to decide whether to approve the 2012 CEO bonus upon re-examining the proposal and taking the shareholder rejection into consideration. As part of this re-examination of the 2012 CEO bonus, the Compensation Committee and Board of Directors engaged the services of a leading global consulting firm which carried out a comprehensive compensation benchmarking exercise based on the appropriate peer group. The Company and the leading global consulting firm ensured that the bonus in question would take into account executive compensation best practices, and would be considered reasonable and not excessive in comparison to the Company’s peer group.

The Compensation Committee and Board of Directors considered various factors in their analysis, including (i) the Compensation Parameters noted above, (ii) the fact that the CEO is a US resident who spends a significant amount of his working time in Israel (since 2005) as CEO of the Company, (iii) his professional experience, skills and knowledge of many aspects of the semiconductor industry, including technical knowledge, operational expertise and market familiarity with key vendors, customers and others in the semiconductor arena, which caused the Company, in the 8 years passed since he commenced his employment, to improve its customer base, market share and operational performance, as well as be driven to become sales centric and customers oriented; (iv) the fact that the CEO's performance in 2012 was significant in providing the foundation for future forecasted corporate revenue growth and materialization of its strategic goals and long term plans; and (v) the competitive and global market in which the Company operates. As a US resident with his professional background and as a seasoned executive, it is the view of the Compensation Committee and the Board of Directors that the CEO's compensation should be competitive with the Company's global peer companies, many of which are located in the US, where this proposed level of annual bonus is in line with the benchmark of such peer group companies.

1 For more details on the proposed 2012 management by objective (“MBO”) bonus for the CEO, see Proposal #4 in the Proxy Statement (“Proxy #1) including in the Company’s Form 6-K filed on April 16, 2013.
2 For more details on Amendment 20 and the Company’s compensation policy, please see the Company’s proxy statement (“Proxy #2”) filed as Exhibit 99.1 to the Form 6-K dated July 30, 2013.

In re-examining the 2012 CEO bonus, the Compensation Committee and the Board of Directors also considered that the opposition of the shareholders at the May 2013 meeting may have derived, at least in part, from two reasons: (a) a certain disconnect between certain elements of the performance of the Company in 2012 and payment of the bonus (see next paragraph); and (b) the position of certain Israeli institutional investors not to approve the bonus grant until such time that the Company adopted a compensation policy as required under Amendment 20. In addition, the shareholders' (which included the majority of the non-controlling and disinterested shareholders) subsequent approval of the compensation policy and amendments to the CEO’s compensation, including the bonus formula for 2013 and going forward, demonstrated their general support for the CEO's compensation and the method for determining the components of his fixed and variable compensation. The Compensation Committee and Board of Directors determined that the proposed 2012 CEO bonus was in line with the terms of the compensation policy as was eventually approved by the shareholders (including a majority of the non-controlling and disinterested shareholders) and decided to approve the 2012 CEO bonus despite not obtaining the non-controlling and disinterested shareholder majority in the May 2013 meeting as they determined the bonus to be acceptable and reasonable in comparison to the Company's peer group, not detrimental to the Company, that it will provide the proper incentive for future performance and fulfillment by the CEO of his role going forward and is in line with the CEO’s skills, experience and contribution to the Company.

The Compensation Committee and the Board of Directors noted that they believe that the shareholders at the May 2013 meeting may have been concerned that the discretionary portion of the bonus seemed too high relative to the performance of the Company in 2012. Further, the Compensation Committee and the Board of Directors believe the position of certain Israeli institutional investors not to approve the bonus grant until such time that the Company adopted a compensation policy as required under Amendment 20 was another significant reason for the rejection. As a result, the Compensation Committee and Board of Directors resolved to address this concern by reducing the discretionary portion of the bonus (component “B”) which had used a multiplier of 1.10 to instead use the overall Corporate MBO score for 2012 of 0.903 as the multiplier (for more details, see Proxy #1). Thus, after taking this concern into account, having re-examined the specific special circumstances of the Company and its business and industry, and the CEO's individual contribution to the achievements and performance of the Company and the proposed bonus grant to the CEO for 2012, and in order to better align it to the overall financial performance and corporate MBO score of the Company for 2012,  the Compensation Committee and board of directors, unanimously decided, notwithstanding the shareholders’ rejection of the 2012 CEO bonus, to approve an MBO bonus for 2012 but reduce the amount granted from the original bonus of $865,890 to an amount of $812,700, reflecting the reduction from 1.10 to 0.903 score explained above.